Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 29, 2020

Quarterly Net Revenues Increased by 15.9% Year-Over-Year

Quarterly Operating Income Increased by 22.4 % Year-Over-Year

Quarterly Net Income Attributable to New Oriental Increased by 41.4% Year-Over-Year

BEIJING, April 21, 2020 /PRNewswire/ — New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the third fiscal quarter ended February 29, 2020, which is the third quarter of New Oriental’s fiscal year 2020.

Financial Highlights for the Third Fiscal Quarter Ended February 29, 2020

•	Total net revenues increased by 15.9% year-over-year to US$923.2 million for the third fiscal quarter of 2020.

•	Operating income increased by 22.4% year-over-year to US$117.3 million for the third fiscal quarter of 2020.

•	Net income attributable to New Oriental increased by 41.4% year-over-year to US$137.7 million for the third fiscal quarter of 2020.

Key Financial Results

(in thousands US$, except per ADS(1) data)	3Q FY2020	3Q FY2019	% of change
Net revenues	923,221	796,722	15.9%
Operating income/ (loss)	117,253	95,780	22.4%
Non-GAAP operating income/ (loss) (2)(3)	134,802	113,769	18.5%
Net income/ (loss) attributable to New Oriental	137,715	97,411	41.4%
Non-GAAP net income attributable to New Oriental (2)(3)	148,502	108,873	36.4%
Net income/ (loss) per ADS attributable to New Oriental—basic	0.87	0.62	41.0%
Net income/ (loss) per ADS attributable to New Oriental—diluted	0.86	0.61	40.8%
Non-GAAP net income per ADS attributable to New Oriental—basic(3)(4)	0.94	0.69	36.0%
Non-GAAP net income per ADS attributable to New Oriental—diluted(3)(4)	0.93	0.69	35.8%

(in thousands US$, except per ADS(1) data)	9M FY2020	9M FY2019	% of change
Net revenues	2,780,209	2,253,640	23.4%
Operating income/ (loss)	388,748	228,562	70.1%
Non-GAAP operating income/ (loss) (2)(3)	428,532	274,158	56.3%
Net income/ (loss) attributable to New Oriental	400,142	194,817	105.4%
Non-GAAP net income attributable to New Oriental (2)(3)	435,650	316,005	37.9%
Net income/ (loss) per ADS attributable to New Oriental—basic	2.53	1.23	105.5%
Net income/ (loss) per ADS attributable to New Oriental—diluted	2.51	1.23	104.8%
Non-GAAP net income per ADS attributable to New Oriental—basic(3)(4)	2.75	1.99	37.9%
Non-GAAP net income per ADS attributable to New Oriental—diluted(3)(4)	2.73	1.99	37.4%

(1)	Each ADS represents one common share.

(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.

(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and loss from fair value change of long-term investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Third Fiscal Quarter Ended February 29, 2020

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 2.3% year-over-year to approximately 1,606,100 for the third fiscal quarter of 2020.

•

The total number of schools and learning centers was 1,416 as of February 29, 2020, an increase of 252 compared to 1,164 as of February 28, 2019, and an increase of 112 compared to 1,304 as of November 30, 2019. The total number of schools was 99 as of February 29, 2020.

Michael Yu, New Oriental’s Executive Chairman, commented, “Despite the challenges posed by the outbreak of COVID-19 in China, we recorded a top line growth of 15.9%, or 18.7% if measured in Renminbi for the third quarter of fiscal year 2020. The K-12 after-school tutoring business recorded a year-over-year revenue growth of approximately 24%, or 27% if measured in Renminbi. Furthermore, our U-Can middle and high school all-subjects after-school tutoring business grew by approximately 23%, or 26% if measured in Renminbi, while our POP Kids program achieved a growth of approximately 26%, or 29% if measured in Renminbi. From the end of January, we stopped the operation of all learning centers nationwide and effectively moved our offline classes to small size online live broadcasting classes through the self-developed OMO (online merging offline) system, which has played a fundamental role in cushioning the impact on our service and operation. We estimate that the COVID-19 pandemic negatively impacted our top line growth by 8% to 10% for this quarter, as we experienced higher-than-normal refund rates from cancellations and deferments in enrollments for the winter classes from registered students in February. Due to the recent outbreak of COVID-19 pandemics around the globe, we expect the impact on our business as well as the entire education industry in China will last over the coming one to two quarters, especially on overseas related businesses including test preparation and consulting business, which have been unavoidably affected by cancellation of overseas exams, suspension of overseas schools and restrictions on travels. That said, on the other hand, we are also seeing an effective control of the pandemic in China and are pleased to hear the announcement of public school resumption plans which have shed a positive light on our business domestically.”

Mr. Yu continued, “Although we are facing the negative impacts from the pandemics for the near term, we remain committed to ensuring the best learning experience and teaching quality to our customers during the challenging time. We remain optimistic of a brighter prospects of our business over the long run. We are confident that with New Oriental’s leading brand, superior education product and system and the best teacher resources, we will keep taking market share and continue to be a leader in China’s huge after-school tutoring and training market.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “During the third fiscal quarter, notwithstanding the challenges to daily operations posed by the COVID-19 outbreak, we remained committed to carry out our expansion plan during the quarter and we added a net of 110 learning centers in existing cities and two new training schools in the city of Zhangjiagang and Nanjing. By the end of this quarter, the total square meters of classroom area increased by approximately 30% year-over-year, 11% quarter-over-quarter and 21% comparing with the end of fiscal year 2019. As we expect the industry will undergo a wave of market consolidation once the COVID-19 pandemic fades as certain players may lack financial and digital capabilities to sustain their operations, we believe our fresh offline facilities and strong financial capacity will prepare us to further take market share and strengthen our market-leading position and penetration.”

Mr. Zhou continued, “Thanks to our continuous effort in upgrading our OMO system in recent years, we accomplished a prompt migration from offline classroom teaching to online live broadcasting for all customers with online class size the same as offline classes and interactive features highly similar to offline classes. This enabled us to minimize the impact posed by the COVID-19 outbreak and achieve such encouraging results this quarter. We will continue to upgrade our technology platforms and broaden the usage of online tools and content in our OMO system for all business lines throughout the whole network, as well as further develop the best teaching content and courseware to cater to online and offline integrated education method. At the same time, we will provide more advanced training programs to our teachers to enhance their online and offline integrated teaching skills in response to the growing demand.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “Due to the negative impact from the COVID-19 pandemic, our gross margin for the quarter was 56.8%, down 80 basis points year-over-year. Our Non-GAAP operating margin for the quarter was 14.6%, up 30 basis points year-over-year, and Non-GAAP net margin for the quarter was 16.1%, up 240 basis points year-over-year. In addition to the direct impact on bottom line from the 8% to 10% shortage of revenue growth, we also incurred some incremental IT cost to support the migration of offline classes to online. In order to minimize the negative impact from the COVID-19 pandemic on our bottom line, we actively adjusted our operational strategy and made more efforts on cost control and reducing expenditures, especially for business lines facing bigger negative impact in the near term. We believe that our continuous efforts will sustain us through the crisis and hopeful that the adverse effects on our business from the pandemic will subside gradually.”

Financial Results for the Third Fiscal Quarter Ended February 29, 2020

Net Revenues

For the third fiscal quarter of 2020, New Oriental reported net revenues of US$923.2 million, representing a 15.9% increase year-over-year. Net revenues from educational programs and services for the third fiscal quarter were US$845.7 million, representing a 16.3% increase year-over-year. The growth was mainly driven by increases in student enrollments in academic subjects tutoring and test preparation courses in the recent two quarters.

Total student enrollments in academic subjects tutoring and test preparation courses in the third fiscal quarter of 2020 increased by 2.3% year-over-year to approximately 1,606,100. The lower-than-normal increase in the number of student enrollments is primarily due to a big portion of enrollments for the winter semester falling into the second fiscal quarter because of the earlier timing of Chinese New Year this year compared with last year, as well as the higher-than-normal cancelation for winter classes. The outbreak of COVID-19 has also caused challenges on acquiring new customers in the second half of the quarter while the enrollment for classes in Q4 and summer classes have also been delayed.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$806.0 million, representing a 15.0% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$788.4 million, representing a 15.4% increase year-over-year.

•

Cost of revenues increased by 18.1% year-over-year to US$398.6 million, primarily due to increases in teachers’ compensation for more teaching hours and higher rental costs for the increased number of schools and learning centers in operation.

•

Selling and marketing expenses increased by 35.2% year-over-year to US$118.2 million, primarily due to a significant increase of promotion expenses derived from offering free large size online live broadcasting classes to the public. Another reason is the addition of a number of customer service representatives and marketing staff with the aim of capturing the new market opportunity during COVID-19 pandemic, especially for new initiatives in K-12 tutoring on our pure online education platform, Koolearn.com.

•

General and administrative expenses for the quarter increased by 4.8% year-over-year to US$289.1 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$273.3 million, representing a 5.9% increase year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 2.4% to US$17.5 million in the third fiscal quarter of 2020.

Operating Income and Operating Margin

Operating income was US$117.3 million, representing a 22.4% increase year-over-year. Non-GAAP income from operations for the quarter was US$134.8 million, representing an 18.5% increase year-over-year.

Operating margin for the quarter was 12.7%, compared to 12.0% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 14.6%, compared to 14.3% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$137.7 million, representing a 41.4% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.87 and US$0.86, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$148.5 million, representing a 36.4% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.94 and US$0.93, respectively.

Cash Flow

Net operating cash flow for the third fiscal quarter of 2020 was approximately US$39.7 million. Capital expenditures for the quarter were US$103.2 million, which were primarily attributable to opening of 127 facilities and renovations at existing learning centers.

Balance Sheet

As of February 29, 2020, New Oriental had cash and cash equivalents of US$1,057.1 million, as compared to US$1,414.2 million as of May 31, 2019. In addition, the Company had US$269.2 million in term deposits, US$2,241.0 million in short-term investment.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the third quarter of fiscal year 2020 was US$1,375.0 million, an increase of 15.4% as compared to US$1,191.8 million at the end of the third quarter of fiscal year 2019.

Financial Results for the Nine Months Ended February 29, 2020

For the first nine months of fiscal year 2020, New Oriental reported net revenues of US$2,780.2 million, representing a 23.4% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first nine months of fiscal year 2020 increased by 42.3% to approximately 8,004,500.

Income from operations for the first nine months of fiscal year 2020 was US$388.7 million, representing a 70.1% increase year-over-year. Non-GAAP income from operations for the first nine months of fiscal year 2020 was US$428.5 million, representing a 56.3% increase year-over-year.

Operating margin for the first nine months of fiscal year 2020 was 14.0%, compared to 10.1% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first nine months of fiscal year 2020, was 15.4%, compared to 12.2% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2020 was US$400.1 million, representing a 105.4% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2020 amounted to US$2.53 and US$2.51, respectively.

Non-GAAP net income attributable to New Oriental for the first nine months of fiscal year 2020 was US$435.7 million, representing a 37.9% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2020 amounted to US$2.75 and US$2.73 respectively.

Outlook for Fourth Quarter of Fiscal Year 2020

New Oriental expects total net revenues in the fourth quarter of fiscal year 2020 (March 1, 2020 to May 31, 2020) to be in the range of US$774.0 million to US$806.2 million, representing year-over-year decline in the range of 8% to 4%.

The projected decline of revenue in our functional currency Renminbi is expected to be in the range of 4% to 0% for the fourth quarter of fiscal year 2020.

We expect the impact on our business from the outbreak of COVID-19 pandemics around the globe will continue during our fourth fiscal quarter, especially on overseas related businesses including test preparation and consulting business. The exchange rate used to calculate expected revenues for the fourth quarter of fiscal year 2020 is 7.07. The historical exchange rate used to calculate revenues for the fourth quarter of fiscal year 2019 was 6.76.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 21, 2020, U.S. Eastern Time (8 PM on April 21, 2020, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique registrant ID.

Conference call registration link: http://apac.directeventreg.com/registration/event/1443508. It will automatically direct you to the registration page of “New Oriental Third Fiscal Quarter 2020 Earnings Conference Call” where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “1443508”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registering.

A replay of the conference call may be accessed by phone at the following number until April 28, 2021:

International:	+61 2 8199 0299
Passcode:	1443508

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.” For more information about New Oriental, please visit http://www.neworiental.org/english.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2020, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain / (loss) from fair value change of long-term investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong		Ms. Sisi Zhao
FTI Consulting		New Oriental Education & Technology Group Inc.
Tel:	+852 3768 4548	Tel:	+86-10-6260-5568
Email:	rita.fong@fticonsulting.com	Email:	zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 29 2020	As of May 31 2019
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,057,138	1,414,171
Restricted cash	43	43
Term deposits	269,172	108,672
Short-term investments	2,241,000	1,668,689
Accounts receivable, net	4,916	3,300
Inventory, net	32,776	29,046
Prepaid expenses and other current assets, net	237,720	199,677
Amounts due from related parties, current	37,002	42,644

Total current assets	3,879,767	3,466,242

Restricted cash, non-current	3,423	4,013
Property and equipment, net	586,008	532,015
Land use rights, net	6,202	6,405
Amounts due from related parties, non-current	2,252	1,204
Long-term deposits	58,435	49,742
Long-term prepaid rents	548	442
Intangible assets, net	11,588	13,935
Goodwill, net	81,647	79,614
Long-term investments, net	473,240	404,704
Deferred tax assets, non-current, net	89,456	61,467
Right-of-use assets	1,393,401	—
Other non-current assets	55,906	26,776

Total assets	6,641,873	4,646,559

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to New Oriental of US$33,646 and US$35,680 as of May 31, 2019 and February 29, 2020, respectively)	38,392	34,057
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to New Oriental of US$518,937 and US$574,254 as of May 31, 2019 and February 29, 2020, respectively)	634,162	576,521
Income taxes payable (including income tax payable of the consolidated variable interest entities without recourse to New Oriental of US$79,067 and US$123,601 as of May 31, 2019 and February 29, 2020, respectively)	125,114	94,071
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to New Oriental of US$472 and US$967 as of May 31, 2019 and February 29, 2020, respectively)	1,145	472
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to New Oriental of US$1,268,318 and US$1,366,414 as of May 31, 2019 and February 29, 2020, respectively)	1,374,990	1,301,103
Operating Lease Liability-current (including operating lease liabilities-current of the consolidated variable interest entities without recourse to New Oriental of nil and US$375,573 as of May 31, 2019 and February 29, 2020, respectively)	382,825	—

Total current liabilities	2,556,628	2,006,224

Deferred tax liabilities, non-current (including deferred tax liabilities of the consolidated variable interest entities without recourse to New Oriental of US$18,607 and US$17,945 as of May 31, 2019 and February 29, 2020, respectively)	17,596	18,781
Long term loan (including Long term loan of the consolidated variable interest entities without recourse to New Oriental of nil and nil as of May 31, 2019 and February 29, 2020, respectively)	117,523	96,457
Operating lease liabilities (including operating lease liabilities of the consolidated variable interest entities without recourse to New Oriental of nil and US$1,029,261 as of May 31, 2019 and February 29, 2020, respectively)	1,044,303	—

Total liabilities	3,736,050	2,121,462

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	2,754,775	2,360,686
Non-controlling interests	151,048	164,411

Total equity	2,905,823	2,525,097

Total liabilities and equity	6,641,873	4,646,559

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 29	For the Three Months Ended February 28
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	923,221	796,722

Operating cost and expenses (note 1)
Cost of revenues	398,628	337,524
Selling and marketing	118,233	87,458
General and administrative	289,107	275,960

Total operating cost and expenses	805,968	700,942

Operating income	117,253	95,780

Add: Gain from fair value change of long-term investments	4,083	6,527
Other income, net	30,387	24,124
Provision for income taxes	(33,255)	(29,464)
Loss from equity method investments	(1,244)	(1,734)
Net income	117,224	95,233

Add: Net loss attributable to non-controlling interests	20,491	2,178

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	137,715	97,411

Net income per common share
– Basic	0.87	0.62
– Diluted	0.86	0.61
Net income per ADS (note 2)
– Basic	0.87	0.62
– Diluted	0.86	0.61

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 29	For the Three Months Ended February 28
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	289,107	275,960
Less: Share-based compensation expenses in general and administrative expenses	15,852	17,989

Non-GAAP general and administrative expenses	273,255	257,971

Total operating cost and expenses	805,968	700,942
Less: Share-based compensation expenses	17,549	17,989

Non-GAAP operating cost and expenses	788,419	682,953

Operating income	117,253	95,780
Add: Share-based compensation expenses	17,549	17,989

Non-GAAP operating income(loss)	134,802	113,769

Operating margin	12.7%	12.0%
Non-GAAP operating margin	14.6%	14.3%
Net income attributable to New Oriental	137,715	97,411
Add: Share-based compensation expenses	14,870	17,989
Less: Gain from fair value change of long-term investments	(4,083)	(6,527)

Non-GAAP net income attributable to New Oriental	148,502	108,873

Net income per ADS attributable to New Oriental—Basic (note 2)	0.87	0.62
Net income per ADS attributable to New Oriental—Diluted (note 2)	0.86	0.61
Non-GAAP net income per ADS attributable to New Oriental—Basic (note 2)	0.94	0.69
Non-GAAP net income per ADS attributable to New Oriental—Diluted (note 2)	0.93	0.69
Weighted average shares used in calculating basic net income per ADS (note 2)	158,503,487	158,060,274
Weighted average shares used in calculating diluted net income per ADS (note 2)	159,529,187	158,865,345
Non-GAAP income per share—basic	0.94	0.69
Non-GAAP income per share—diluted	0.93	0.69
Notes: Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:
	For the Three Months Ended February 29	For the Three Months Ended February 28
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	593	—
Selling and marketing	1,104	—
General and administrative	15,852	17,989

Total	17,549	17,989

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 29	For the Nine Months Ended February 28
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	2,780,209	2,253,640

Operating costs and expenses (note 1):
Cost of revenues	1,197,819	1,005,028
Selling and marketing	327,273	278,356
General and administrative	866,369	745,269

Total operating costs and expenses	2,391,461	2,028,653

Gain on disposal of a subsidiary	—	3,575

Operating income	388,748	228,562

Less: Loss from fair value change of long-term investments	(486)	(75,592)
Other income, net	77,556	93,416
Provision for income taxes	(98,168)	(55,159)
Income (Loss) from equity method investments	2,385	(1,212)

Net income	370,035	190,015

Add: Net loss attributable to non-controlling interests	30,107	4,802

Net income attributable to New Oriental Education & Technology Group Inc.	400,142	194,817

Net income per share attributable to New Oriental-Basic	2.53	1.23
Net income per share attributable to New Oriental-Diluted	2.51	1.23
Net income per ADS attributable to New Oriental-Basic (note 2)	2.53	1.23
Net income per ADS attributable to New Oriental-Diluted (note 2)	2.51	1.23

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 29	For the Nine Months Ended February 28
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	866,369	745,269
Less: Share-based compensation expenses in general and administrative expenses	37,459	45,596

Non-GAAP general and administrative expenses	828,910	699,673

Total operating costs and expenses	2,391,461	2,028,653
Less: Share-based compensation expenses	39,784	45,596

Non-GAAP operating costs and expenses	2,351,677	1,983,057

Operating income	388,748	228,562
Add: Share-based compensation expenses	39,784	45,596

Non-GAAP operating income	428,532	274,158

Operating margin	14.0%	10.1%
Non-GAAP operating margin	15.4%	12.2%
Net income attributable to New Oriental	400,142	194,817
Add: Share-based compensation expenses	35,022	45,596
Add: Loss from fair value change of long-term investments	486	75,592

Non-GAAP net income to New Oriental	435,650	316,005

Net income per ADS attributable to New Oriental—Basic (note 2)	2.53	1.23
Net income per ADS attributable to New Oriental—Diluted (note 2)	2.51	1.23
Non-GAAP net income per ADS attributable to New Oriental—Basic (note 2)	2.75	1.99
Non-GAAP net income per ADS attributable to New Oriental—Diluted (note 2)	2.73	1.99
Weighted average shares used in calculating basic net income per ADS (note 2)	158,392,472	158,443,487
Weighted average shares used in calculating diluted net income per ADS (note 2)	159,523,235	159,031,798
Non-GAAP income per share—basic	2.75	1.99
Non-GAAP income per share—diluted	2.73	1.99

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 29	For the Nine Months Ended February 28
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	650	—
Selling and marketing	1,675	—
General and administrative	37,459	45,596

Total	39,784	45,596

Note 2: Each ADS represents one common share.